Exhibit (a)(16)





                                     Contact:         Steven Markel
                                                      Markel Corporation
                                                      (804) 965-1675


                              MARKEL EXTENDS OFFER

RICHMOND, Va., December 3, 1998 -- Markel Corporation (NYSE: MKL) announced today that its subsidiary, MG Acquisition Corp., is extending the expiration date of its all cash tender offer for all shares of common stock of Gryphon Holdings Inc. (Nasdaq: GRYP) to 12:00 Midnight, New York City time, on Friday, December 18, 1998. As of 5:00 p.m., on December 2, 1998, 1,298,340 shares of Gryphon common stock had been tendered pursuant to the offer. The offer was scheduled to expire at 12:00 Midnight, New York City time, on Friday, December 4, 1998.

As previously announced, Markel and Gryphon have entered into an Agreement and Plan of Merger providing for the acquisition of Gryphon at a price of $19.00 per share in cash. Markel and Gryphon will be mailing revised recommendation and tender offer materials to Gryphon shareholders shortly.

The transaction is subject to required regulatory approvals and is expected to be completed in January of 1999.

Markel Corporation markets and underwrites specialty insurance products and programs to a variety of niche markets. In each of these markets, the Company seeks to provide quality products and excellent customer service so that it can be a market leader. The financial goals of the Company are to earn consistent underwriting profits and superior investment returns to build shareholder value.

Gryphon Holdings operates through its main subsidiary, Gryphon Insurance Group, as a specialty property and casualty underwriting organization. The Company's wholly-owned insurance subsidiaries are Associated International Insurance Company, Calvert Insurance Company, and the First Reinsurance Company of Hartford.

Any further extension of the offer will be followed as promptly as practicable by public announcement thereof, with such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

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